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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                              Team Financial, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87815X109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mary Anne O'Connell
                            Husch & Eppenberger, LLC
                         109 Carondelet Plaza, Suite 600
                           St. Louis, Missouri 63105
                                 (314) 480-1715
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 13, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 87815X109
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Peter W. Brown
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    Y

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    4,400
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    4,400
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,400
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     4,400
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     .1%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)  Assumed a total of 4,039,095 shares outstanding, based on the number
--------------------------------------------------------------------------------
reported as of May 13, 2005 in the Issuer's most recent Quarterly Report on
--------------------------------------------------------------------------------
Form 10-Q for the quarterly period ended March 31, 2005.
--------------------------------------------------------------------------------

CUSIP No. 87815X109
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    McCaffree Financial Corporation
    I.R.S. # 48-0934133
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    Y

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Kansas
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    288,715
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    288,715
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     288,715
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.2%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Assumed a total of 4,039,095 shares outstanding, based on the number
--------------------------------------------------------------------------------
reported as of May 13, 2005 in the Issuer's most recent Quarterly Report on
--------------------------------------------------------------------------------
Form 10-Q for the quarterly period ended March 31, 2005.
--------------------------------------------------------------------------------

CUSIP No. 87815X109
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Michael Zuk, Jr.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    Y

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    5,500
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    4,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    5,500
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    4,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     9,500
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     .2%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Assumed a total of 4,039,095 shares outstanding, based on the number
--------------------------------------------------------------------------------
reported as of May 13, 2005 in the Issuer's most recent Quarterly Report on
--------------------------------------------------------------------------------
Form 10-Q for the quarterly period ended March 31, 2005.
--------------------------------------------------------------------------------

CUSIP No. 87815X109
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Carl McCaffree
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    Y

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    288,715
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    288,715
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     288,715
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.2%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Assumed a total of 4,039,095 shares outstanding, based on the number
--------------------------------------------------------------------------------
reported as of May 13, 2005 in the Issuer's most recent Quarterly Report on
--------------------------------------------------------------------------------
Form 10-Q for the quarterly period ended March 31, 2005.
--------------------------------------------------------------------------------

The Schedule 13D (the "Schedule 13D") previously filed by the following persons (collectively, the "Reporting Persons"): (i) Peter W. Brown, individually and on behalf of his spouse; (ii) Carl McCaffree, individually and in his capacity as President and controlling stockholder of McCaffree Financial Corporation ("MFC"); (iii) MFC; and (iv) Michael Zuk, Jr., individually and on behalf of his spouse, with respect to Common Stock, no par value (the "Common Stock") of Team Financial, Inc. (the "Issuer"), as amended and supplemented by that certain Amendment No. 1 to the Schedule 13D ("Amendment No. 1"), is hereby further amended and supplemented by this Amendment No. 2 to the Schedule 13D ("Amendment No. 2").

This Amendment No. 2 is being filed to disclose purchases of Common Stock made by the Reporting Persons after the date of filing of Amendment No.1. Except as indicated below, all other information set forth in the Schedule 13D, as amended by Amendment No. 1, remains unchanged.

This Amendment is being filed jointly by the Reporting Persons. The Joint Filing Agreement, dated December 23, 2004, is incorporated by reference from Exhibit
99.1 to the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

            Subsection (a) of Item 2 is amended and restated in its entirety as follows:

            (a) This Schedule 13D is being filed jointly on behalf of the Reporting Persons.

            Mr. Brown is the indirect beneficial owner of 4,400 shares of Common Stock.

            MFC is the direct beneficial owner of 288,715 shares of Common Stock. As the controlling stockholder of MFC, Mr. McCaffree is the indirect beneficial owner of 288,715 shares of Common Stock.

            Certain information concerning the executive officers and directors of MFC, as required to be disclosed pursuant to Item 2 of this schedule, is set forth in Schedule A hereto and is incorporated herein by reference.

            Mr. Zuk is the direct beneficial owner of 5,500 shares of Common Stock and the indirect beneficial owner of 4,000 shares of Common Stock.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 is amended and restated in its entirety as follows:

            The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Mr. Brown is $29,682. The source of funds for this consideration was personal funds.

            The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by MFC and Carl McCaffree is $3,988,478. The source of funds for this consideration was MFC working capital.

            The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Mr. Zuk, is $94,424.50. The source of funds for this consideration was personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            Subsections (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:

            (a) The following calculations of ownership percentage are based on a total of 4,039,095 shares of Common Stock outstanding, as reported as of May 13, 2005 in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005.

            Mr. Brown is the indirect beneficial owner of 4,400 shares of Common Stock representing .1% of the total number of outstanding shares of Common Stock. Mr. Brown, as successor co-trustee of the Schwartz Non-Marital Trust created under the Sherman Schwartz Revocable Trust UTA 11/4/1076 expressly disclaims beneficial ownership of 1,400 shares of Common Stock held by such trust.

            MFC is the direct beneficial owner of 288,715 shares of Common Stock representing 7.2% of the total number of outstanding shares of Common Stock. As the holder of 80% of the outstanding voting securities of MFC, Mr. McCaffree is the controlling stockholder of MFC and the indirect beneficial owner of such shares of Common Stock.

            Mr. Zuk is the direct beneficial owner of 5,500 shares of Common Stock and the indirect beneficial owner of 4,000 shares of Common Stock. Such shares in the aggregate represent .2% of the total number of outstanding shares of Common Stock. Mr. Zuk expressly disclaims beneficial ownership of 500 shares held by Gordon L. Dugger, Mr. Zuk's brother-in-law, 500 shares held by Richard M. Line, Mr. Zuk's brother-in-law, and 2,000 shares held by Mary Line, Mr. Zuk's mother-in-law, included in the shares reported as indirectly beneficially owned by Mr. Zuk.

            (b) Mr. Brown has shared power to vote and dispose of 4,400 shares of Common Stock. With respect to 1,500 such shares, he shares such power with his spouse, Lynne K. Brown. Mrs. Brown, a U.S. citizen, resides at 10206 Delmar, Overland Park, KS 66207. She is a community volunteer. Mr. Brown generally advises Mrs. Brown with respect to investment decisions. (See Item 2)

            With respect to 1,500 such shares, Mr. Brown shares voting and dispositive powers with the members of an investment club: Branch Growth Associates, 4621 West 113th Terrace, Leawood, KS 66211, a general partnership organized in Kansas. (See Item 2).

            With respect to 1,400 such shares, Mr. Brown shares voting and dispositive powers with Leah Cohen, each as successor co-trustees of the Schwartz Non-Marital Trust created under the Sherman Schwartz Revocable Trust UTA 11/4/1076. Ms. Cohen, a U.S. citizen, is retired and resides at 12213 Dearborn, Overland Park, KS 66209.

            MFC has shared power to vote and dispose of 288,715 shares of Common Stock. Such voting and disposition power is shared with Mr. McCaffree as the controlling stockholder of MFC.

            As the controlling stockholder of MFC, Mr. McCaffree has shared power to vote and dispose of 288,715 shares of Common Stock, held by MFC as the direct beneficial owner of such shares.

            Mr. Zuk has the sole power to vote and dispose of 5,500 shares of Common Stock, including 5,000 shares owned outright by him and 500 shares owned by his IRA. Mr. Zuk has shared power to vote and dispose of 4,000 shares of Common Stock as described below.

            o With respect to 1000 such shares, such powers are shared with Mr. Zuk's spouse, Gayle Line Zuk, a U.S. citizen. Mrs. Zuk is a private investor and resides at 4923 West 96th Terrace, Overland Park, KS 66207. Mr. Zuk generally advises Mrs. Zuk with respect to investment decisions. (See Item 2)

            o With respect to 2000 such shares, such powers are shared with Mary A. Line, Mr. Zuk's mother-in-law, a U.S. citizen. Mrs. Line is retired, with an address at 2933 James Avenue, Manhattan, KS 66502. Mr. Zuk disclaims beneficial ownership with respect to the shares held by Mrs. Line. (See Item 2)

            o With respect to 500 such shares, such powers are shared with Richard M. Line, Mr. Zuk's brother-in-law, a U.S. citizen. Mr. Line is a clinical psychologist and his business address is Horizon's Medical Center, 1715 E. 23rd Avenue, Hutchinson, KS 67502. Mr. Zuk disclaims beneficial ownership of the shares held by Mr. Line. (See Item 2).

            o With respect to 500 such shares, such powers are shared with Gordon L. Dugger, Mr. Zuk's brother-in-law, a U.S. citizen. Mr. Dugger's business address is Boelte-Hall Litho Inc., 4710 Roe Parkway, Roeland Park, KC 66205. Mr. Zuk disclaims beneficial ownership of the shares held by Mr. Dugger. (See Item 2).

            (c) Since the filing date of Amendment No. 1 each Reporting Person has effected transactions in the Common Stock by making the purchases listed in the table below over the Nasdaq National Market.

   REPORTING                     DATE              NUMBER OF        AGGREGATE PURCHASE      PRICE PER SHARE
    PERSON                                          SHARES               PRICE
-----------------------------------------------------------------------------------------------------------
  Carl McCaffree           February 2, 2005          30,200              $407,700                $13.50
    and MFC
                            April 22, 2005             1                   $19                   $18.55
                            April 26, 2005           1,764               $23,907                 $13.55
                             May 24, 2005             811                $10,713                 $13.21
                             May 27, 2005             561                 $7,550                 $13.46
                             May 27, 2005            1,600               $22,600                 $14.13
                             May 27, 2005            1,600               $22,600                 $14.13
                             June 2, 2005             654                 $8,818                 $13.48
                             June 3, 2005             474                 $6,428                 $13.56
                             June 9, 2005            3,000               $42,305                 $14.10
                            ADD PURCHASES
                              SUBTOTAL:              40,665              $552,639
     Peter Brown                 N/A                   0                    0                      0
                               SUBTOTAL                0                    0                      0
     Michael Zuk                 N/A                   0                    0                      0
                               SUBTOTAL                0                    0                      0
                                TOTAL                40,665              $40,665


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following document is incorporated by reference herein.

(1) Joint Filing Agreement, dated December 23, 2004, executed by the Reporting Persons (filed as exhibit 99.1 to Schedule 13D)

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2005
--------------------------------------------------------------------------------
Date

/s/ Peter W. Brown
--------------------------------------------------------------------------------
Signature

Peter W. Brown
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2005
--------------------------------------------------------------------------------
Date

/s/ Carl McCaffree
--------------------------------------------------------------------------------
Signature

Carl McCaffree
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2005
--------------------------------------------------------------------------------
Date
McCaffree Financial Corporation

By: /s/ Carl McCaffree, President
--------------------------------------------------------------------------------
Signature

Carl McCaffree, President
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2005
--------------------------------------------------------------------------------
Date

/s/ Michael Zuk, Jr.
--------------------------------------------------------------------------------
Signature

Michael Zuk, Jr.
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                   SCHEDULE A


The following table sets forth the name and present principal occupation or employment of each director and executive officer of McCaffree Financial Corporation. Each such person is a citizen of the United States of America, and his or her business address (unless otherwise indicated below) is McCaffree Financial Corporation is 4701 West 110th Street, Overland Park, KS 66211.



                NAME                             PRESENT PRINCIPAL OCCUPATION
---------------------------------------------------------------------------------------
           Betty Greiner                             Assistant Secretary
            Bryan LaGree                                Vice President
     Carl McCaffree (Director)                 President, Secretary & Treasurer
    Matthew McCaffree (Director)          Advertising Executive: Barkley Evergreen &
                                     Partners, 423 W. 8th Street, Kansas City, MO 64105